[METLIFE LETTERHEAD]

MetLife Investors Insurance Company
MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION
----------------------

April 15, 2008

Ms. Alison White
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

RE: POST-EFFECTIVE AMENDMENTS TO REGISTRATION STATEMENTS ON FORM N-4 FOR METLIFE INVESTORS INSURANCE COMPANY AND METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-51950, 333-50540, 333-54358, 333-52272 AND
     333-59864); AND METLIFE INVESTORS USA INSURANCE COMPANY AND METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NOS. 333-54464, 333-54470, 333-60174, 333-125753, 333-137369, AND 333-54466)

Dear Ms. White:

On behalf of MetLife Investors Insurance Company and MetLife Investors USA Insurance Company (the "Companies") and their respective separate accounts, MetLife Investors Variable Annuity Account One and MetLife Investors USA Separate Account A (the "Separate Accounts"), the Companies acknowledge, with respect to each of the above-referenced filings, that:

     . the Commission is not foreclosed from taking any action with respect to the filings;

     . the Companies, on behalf of the Separate Accounts, are responsible for the adequacy and accuracy of the disclosure in the filings; and

     . the Companies, on behalf of the Separate Accounts, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or Tom Conner at (202) 383-0590.

Ms. Alison White
April 15, 2008
Page 2 of 2

Sincerely,


/s/ Richard C. Pearson
-----------------------------
Richard C. Pearson
Vice President, Associate General Counsel and Secretary

cc: W. Thomas Conner, Esq.
    Lisa Flanagan, Esq.
    Michele H. Abate, Esq.
    John M. Richards, Esq.